EXHIBIT 12.1

THE ST. PAUL TRAVELERS COMPANIES, INC. AND SUBSIDIARIES
COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES
Three and Nine Months Ended September 30, 2004 and 2003

	Three Months Ended September 30,		Nine Months Ended September 3 0,
(in millions, except ratios)	2004	2003	2004	2003

Income before income taxes and minority interest	$425	$561	$757	$1,569
Interest	69	38	171	130
Portion of rentals deemed to be interest	19	11	44	32
Income available for fixed charges	$513	$610	$972	$1,731

Fixed charges:
Interest	$69	$38	$171	$130
Portion of rentals deemed to be interest	19	11	44	32
Total fixed charges	88	49	215	162
Preferred stock dividend requirements	3	—	6	—
Total fixed charges and preferred stock dividend requirements	$91	$49	$221	$162

Ratio of earnings to fixed charges	5.83	12.45	4.52	10.69

Ratio of earnings to combined fixed charges and preferred dividend requirements	5.64	12.45	4.40	10.69

The data included in this exhibit for the three and nine months ended September 30, 2004 reflects information for TPC for both periods, and information for SPC since the merger date of April 1, 2004.  Data for the three and nine months ended September 30, 2003 reflect information for TPC only.

The ratio of earnings to fixed charges is computed by dividing income before federal income taxes and minority interest and fixed charges by the fixed charges.  For purposes of this ratio, fixed charges consist of that portion of rentals deemed representative of the appropriate interest factor.